Exhibit 12.1

Leslie’s Poolmart, Inc.
Computation of Ratio of Earnings to Fixed Charges
	Fiscal Years Ended					Thirteen Weeks Ended
	September 30, 2000	September 29, 2001	September 28, 2002	September 27, 2003	October 2, 2004	January 1, 2005	December 27, 2003
	(dollars in thousands)
Earnings:
Income before income taxes	$(7,534)	$2,320	$8,051	$17,173	$26,620	$(13,097)	$(11,362)
Fixed charges:
Interest expense	13,165	12,994	11,353	10,741	7,690	3,770	1,937
Operating leases interest expense	2,108	2,061	2,177	2,345	2,584	684	613

Total earnings	$7,739	$17,375	$21,581	$30,259	$36,894	$(8,643)	$(8,812)

Fixed Charges:
Interest expense	$13,165	$12,994	$11,353	$10,741	$7,690	$3,770	$1,937
Preferred stock dividends	3,995	4,443	4,939	5,793	6,759	—	1,692
Preferred stock accretion (less tax impact)	184	207	232	239	241	61	60
Operating leases interest expense	2,108	2,061	2,177	2,345	2,584	684	613

Total fixed charges	$19,452	$19,705	$18,701	$19,118	$17,274	$4,515	$4,302
Ratio of earnings to fixed charges	0.40	0.88	1.15	1.58	2.14	(1.91)	(2.05)
Deficiency of earnings to cover fixed charges	$11,713	$2,330	—	—	—	$13,158	$13,114